Exhibit 12(b)

PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Nine Months Ended September 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income Before Income Taxes	$445	$575	$552	$416	$423	$317
Total fixed charges as below	126	153	141	139	131	117
Total earnings	$571	$728	$693	$555	$554	$434

Fixed charges, as defined:
Interest charges (a)	$123	$149	$137	$135	$127	$113
Estimated interest component of operating rentals	3	4	4	4	4	4
Total fixed charges (b)	$126	$153	$141	$139	$131	$117

Ratio of earnings to fixed charges (c)	4.5	4.8	4.9	4.0	4.2	3.7

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

(b)	Interest on unrecognized tax benefits is not included in fixed charges.

(c)
PPL Electric does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.